July 31, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC comments letter dated July 18th, 2013, regarding Cellcom Israel Ltd. Form 20-F for the Fiscal year ended December 31, 2012

Dear Mr. Spirgel:

Cellcom Israel Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 18, 2013. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Consolidated Financial Statements
Note 11 – Intangible Assets, page F-31

1.
We note your response to comment 3. On page 120, you state that value in use is determined by discounting of expected future cash flows method, using a pre-tax discount rate. However, for your key assumptions, you disclose the after-tax rate of 9.5% which “is denominated in real terms” and “represents a pre-tax discount rate of 12.4%.” Please tell us whether or not the value in use is calculated using pre-tax assumptions. If not, tell us how you comply with BCZ84 of IAS 36 that states “IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate.” In addition, please revise your proposed disclosures to state why you are disclosing the post-tax rate and disclose how you derive the pre-tax rate.

1.
As we stated in our response letter dated July 4, 2013, in calculating the value in use of Netvision for the purpose of impairment testing under IAS 36, we discounted the post-tax future cash flows of Netvision using a post-tax discount rate (WACC). However, in order to comply with the requirements of BCZ84 of IAS 36 we also calculated the pre-tax discount rate (according to the instructions of BCZ85 of IAS 36) and we can confirm that using pre-tax parameters yielded the same results as post-tax parameters.

Following our conference call with the SEC staff from July 25th, 2013 and further internal deliberations, we have decided that in future filings we will only disclose the pre-tax discount rate, in accordance to the requirements of IAS36, and will not present a post-tax discount rate as supplemental disclosure.

In future filings, we will change our Intangible Assets note to make clear that we are applying a pre-tax discount rate for this purpose. Proposed disclosure for future filings is set forth below:

B.	Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rate and terminal value growth rates. These assumptions are as follows:

Pre-tax discount rate		Terminal value growth rate
2013

Netvision	XX%	XX%
 .
•	The discount rate and the terminal value growth rate are denominated in real terms.
•
Netvision has cash flows for 5 years, as included in its discounted cash flow model. The long-term growth rate has been determined as XX% which represents, among others, the natural population growth rate.

•
The discount rate is a pre-tax measure,which is estimated based on past experience, and calculated using several assumptions, among others, a market participant's weighted average cost of capital, which is based on a risk-free rate derived from long-term NIS denominated CPI-linked debentures, issued by the Israeli government, in addition to risk premium for normative debt leveraging in the industry, a risk premium for capital investments in enterprises similar to Netvision and estimates of the normative leverage ratio for the industry.

The estimated recoverable amount of Netvision exceeds its carrying amount by approximately NIS XXX million. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2013
Pre-tax discount rate	XX%
Terminal value growth rate	XX%

*         *           *

In connection with our responding to your comments, we hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to contact me at +972-52-9989735 if you have any further questions.

Sincerely,

/s/ Yaacov Heen
Yaacov Heen
Chief Financial Officer